UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2006

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction*	*(Commission*	*(IRS Employer*
of incorporation)	*File Number)*	*Identification No.)*

1600 Smith Street, Dept. HQSCE	**77002**
Houston, Texas	*(Zip Code)*
(Address of principal executive offices)	

713-324-2639
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On June 1, 2006, we issued a press release announcing the election to our Board of Directors on that date of Judith R. Haberkorn to fill the vacancy occasioned by the resignation of Thomas W. Horton. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference. Ms. Haberkorn was elected by the remaining members of the Board and will serve within Class III of the Board, the term of which is scheduled to expire at the annual meeting of stockholders in 2007. Ms. Haberkorn was also elected to serve on the Human Resources Committee and the Nominating and Corporate Governance Committee of the Board.

Ms. Haberkorn, 59, retired in June 2000, having served as President— Consumer Sales & Service for Bell Atlantic Corp. (telecommunications) since December 1998. She held various other positions with Bell and its predecessors beginning in 1968, including President—Public & Operator Services and Vice President—Materials Management. Ms. Haberkorn is also a director of Armstrong World Industries, Inc., and Enesco Corporation, and a member of the advisory board of Norfolk Southern Railroad.

Item 8.01 Other Events

On June 1, 2006, we issued a press release announcing our May 2006 capacity and traffic performance. The press release is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

99.1 Press Release – Election of New Director
99.2 Press Release – May 2006 Traffic

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>EXPRESSJET HOLDINGS, INC.</u>
<u>(Registrant)</u>

Date: June 1, 2006   **<u>/s/ Frederick S. Cromer</u>**
                                                        Frederick S. Cromer
                                                        Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release – Election of New Director

99.2   Press Release – May 2006 Traffic